ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8 39622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1ST 2020_ AND ENDING _DECEMBER 31ST 2020_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER _Freedom Financial Management, Inc._   **OFFICIAL USE ONLY**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

17 Battery Place - Suite 643
(No. and Street)

NEW YORK   _NY_   _10004_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J Adams   _212 732-8561_
          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKBIC LLP
(Name – if individual, state last, first, middle name)

2 Penn Plaza - Suite 210   _NEW YORK_   _NY_   _10001_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard J Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARLYS C VALDOVINOS
Notary Public - State of New Jersey
My Commission Expires Feb 11, 2025

Signature

CCO
Title

Notary Public 3/2/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORDHAM FINANCIAL MANAGEMENT, INC.

FINANCIAL REPORT

DECEMBER 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with Securities and Exchange Commission simultaneously herewith as a PUBLIC document.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Director
of Fordham Financial Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. as of December 31, 2020, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fordham Financial Management, Inc.'s management. Our responsibility is to express an opinion on Fordham Financial Management, Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fordham Financial Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (exemption), have been subjected to audit procedures performed in conjunction with the audit of Fordham Financial Management, Inc.'s financial statements. The supplemental information is the responsibility of Fordham Financial Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio LLP

We have served as Fordham Financial Management Inc.'s auditor since 2020.

New York, New York

March 28, 2021

Aprio LLP
7 Penn Plaza, Suite 210, New York, NY 10001   212.867.8540

FORDHAM FINANCIAL MANAGEMENT, INC.

TABLE OF CONTENTS

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Current assets		
Cash and cash equivalents	$ 7,595,140	
Deposits with clearing organizations	21,676,092	
Receivable from broker-dealers	9,480,311	
Prepaid expenses	162,408	
Total current assets		38,913,951
Non-current assets		
Forgivable loans	184,333	
Security deposits	20,800	
Total non-current assets		205,133
Total assets		$ 39,119,084

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$ 105,249	
Quarterly bonuses payable	12,948,382	
Commissions payable	8,742,351	
Income taxes payable	4,200,170	
Loans payable - current portion	105,110	
Total current liabilities		26,101,262
Loans payable - longterm portion		75,079
Total liabilities		26,176,341
Stockholder's Equity		
Common stock, no par value, 15,000 shares authorized, issued and outstanding	15,000	
Additional paid-in capital	4,854,059	
Retained earnings	8,073,684	
Total stockholder's equity		12,942,743
Total liabilities and stockholder's equity		$ 39,119,084

See accompanying notes to the financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2020

Revenue

Corporate finance income	$ 68,850,755	
Commission income	3,864,889	
Rebates income	180,552	
Conference fee income	63,855	
Interest income	1,184	
Total revenue		$ 72,961,235

Expenses

Compensation and related benefits	47,396,383	
General and administrative	8,723,806	
Brokerage, exchange and clearance fees	607,493	
Bad debts	2,226	
Conference expenses	598	
Total expenses		56,730,506
Income before provision for income taxes		16,230,729
Provision for income taxes		4,223,121
Net income		$ 12,007,608

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2020	$ 15,000	$ 6,508,505	$ (3,933,924)	$ 2,589,581
Net income	-	-	12,007,608	12,007,608
Capital distributions		(1,654,446)		(1,654,446)
Balances, December 31, 2020	$ 15,000	$ 4,854,059	$ 8,073,684	$ 12,942,743

See accompanying notes to the financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities			
Net income	$ [illegible]		
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in:			
Deposits with clearing organizations	(19,511,070)		
Receivable from broker-dealers	(9,230,901)		
Due from registered representatives	62,755		
Forgivable loans	(81,208)		
Prepaid expenses	(53,588)		
Increase (decrease) in:			
Accounts payable and accrued expenses	68,515		
Commissions payable	7,735,456		
Quarterly bonuses payable	12,948,382		
Income taxes payable	4,200,000		
Net cash provided by operating activities		$	8,145,946
Cash flows from financing activities			
Loan proceeds	190,189		
Capital distributions	(1,664,446)		
Net cash used by financing activities			(1,474,257)
Net increase in cash and cash equivalents			6,671,689
Cash and cash equivalents - beginning of year			923,451
Cash and cash equivalents - end of year		$	7,595,140
Supplemental disclosure of cash flow information			
Cash paid for income taxes		$	[illegible]
Cash paid for interest		$	-

See accompanying notes to the financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1 – Organization and Nature of Business

Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado corporation that is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 – Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a Modified Accelerated Cost Recovery System ("MACRS") using estimated useful lives of five to seven years. Major additions and improvements are capitalized, and repairs and maintenance are charged to operations as incurred. All property and equipment was fully depreciated as of December 31, 2018.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides corporate finance and commissions transaction related services to its customers. The benefits of the Company's services are generally transferred to the customers at a point in time upon executing a transaction. The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue which represents a contract liability until the performance obligations are satisfied.

Corporate finance revenues

Corporate finance revenues include income and fees from fixed income securities offerings in which the Company acts as underwriter or placement agent. Corporate finance revenues also include fees earned from providing consulting, risk management and financial advisory services. Majority of the corporate finance management fees are variable and contingent upon executing a transaction. Therefore, corporate finance revenues are typically recognized upon the closing of transactions, due to the uncertainty involved.

Commission income

Securities transactions and the recognition of related income and expenses are recorded on a trade-date basis. Commissions and related clearing charges are also recorded on a trade-date basis as securities transactions occur.

Income taxes

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense.

New accounting and authoritative guidance

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this guidance does not have a material impact on the Company's financial statements.

In April 2016, the FASB issued ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* Which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this standard does not have a material impact on the Company's financial statements.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the discounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Subsequent Events

The Company has evaluated subsequent events through March 28, 2021, the date the financial statements were available to be issued.

Note 3 – Receivable from Clearing Broker/Securities Held at Broker

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 4 – Loan payable

On May 15, 2020 ("effective date"), the Company signed a Paycheck Protection Program Term Note ("Note") in the amount of $180,189. The Note contains provisions for the forgiveness of the facility, subject to program requirements outlined in Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act. Loan forgiveness is subject to the sole approval of the Small Business Administration. The Company is eligible for loan forgiveness in an amount equal to payments made during the 24-week period beginning on the Effective Date, with the exception that no more than 40% of the amount of loan forgiveness may be for expenses other than payroll expenses. The Company intends to apply for forgiveness of the PPP Loan with respect to these covered expenses. Any amounts outstanding under the Note shall accrue interest at a rate of 1%. The Note is a five-year loan with a maturity date of May 15, 2022. Monthly principal and interest payments are deferred for ten months after the end of the covered period of the Company's Note forgiveness ("Deferral Period"). After such Deferral Period, and after taking into account any Note forgiveness applicable to the Note pursuant to the Act, any remaining principal and accrued interest will be payable in substantially equal monthly installment over the remaining months left until May 15, 2022.

As of March 28, 2021, the outstanding balance of the Note in the amount of $180,189 is recorded as loan payable.

Note 5 – Commitments and Contingent Liabilities

Lease commitments

The Company is currently on a month-to-month lease for its office spaces located at 17 Battery Place and 17 State Street, New York, NY.

Rent expense for the year ended December 31, 2020 amounted to $422,403.

Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

Uncertainty related to Covid-19

The Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current political and economic conditions as a result of public health concerns related to the novel coronavirus, or COVID-19. The duration and intensity of these impacts and resulting disruption to which these events effect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Note 6 – Related Party Transactions

The Company extended credit ("forgivable loans") to new advisors in 2020 in the form of signing bonuses and commission advances. The decision to extend credit to advisors are generally based on the advisor's ability to generate future commissions. These advances are forgivable over the terms of the advisor agreement provided the advisor remains licensed through the Company for a period of time. At December 31, 2020, $184,333 of extended credit is forgivable. All forgivable loans are interest free.

Note 7 – Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2017.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $12,575,175, which was $10,830,085 in excess of its required net capital of $1,745,090. The Company's net capital ratio was 2.08 to 1.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the arrangements with the clearing broker-dealer, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements.

Note 9 – Concentrations and Credit Risks

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company exceeded FDIC insured limits. The Company has not experienced any losses in such accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the clearing organization receivable is $21,676,092 and is reflected in the statement of financial condition.

SUPPLEMENTARY INFORMATION

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2020

Total stockholder's equity		$ 12,942,748
Deductions/charges:		
Non-allowable assets:		
Forgivable loans	$ 184,333	
Prepaid expenses	162,408	
Security deposits	20,800	
Total deductions/charges		367,541
Net Capital before haircuts on securities positions		12,575,207
Haircuts on securities pursuant to 15c3-1(f)		32
Net Capital per rule 15c3-1		**$ 12,575,175**
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable and accrued liabilities	$ 105,249	
Commissions payable	8,742,351	
Income taxes payable	4,200,170	
Quarterly bonuses payable	12,948,382	
Loans payable	180,189	
Total aggregate indebtedness		$ 26,176,341
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 1,745,090
Excess Net Capital		**$ 10,830,085**
Ratio of aggregate indebtedness to net capital		2.08 to 1
Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2020)		
Net Capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 12,575,175

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2020 Part II FOCUS filing.

FORDHAM FINANCIAL MANAGEMENT, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC 15c3-3
DECEMBER 31, 2020

None. The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(ii).

Aprio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Directors
of Fordham Financial Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fordham Financial Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fordham Financial Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (2) Fordham Financial Management, Inc. stated that Fordham Financial Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fordham Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fordham Financial Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

New York, New York
March 28, 2021

FORDHAM FINANCIAL MANAGEMENT, INC.

EXEMPTION REPORT

DECEMBER 31, 2020

Fordham Financial Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fordham Financial Management, Inc.

I, William Baquet, affirm that, to my knowledge and belief, this Exemption Report is true and correct.

By: _____
William Baquet, President

March 28, 2021

Mione LLP
7 Penn Plaza, Suite 210, New York, NY 10001   212.897.6540



Aprio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Officers and Directors of Fordham Financial Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Fordham Financial management, Inc. and the SIPC, solely to assist you and SIPC in evaluating Fordham Financial Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Fordham Financial Management, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Fordham Financial Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Fordham Financial Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Aprio, LLP

New York, New York

March 28, 2021

SIPC-6
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6
(36-REV 12/18)

For the first half of the fiscal year ending 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FORDHAM FINANCIAL MANAGEMENT INC
17 BATTERY PLACE - SUITE 643
NEW YORK, NY 10004

8-38622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD J ADAMS
212-732-5500

WORKING COPY

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 25,252
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(—0—)
	2. Assessment balance due	25,252
B.	Interest computed on late payment (see instruction E) for 68 days at 20% per annum	954
C.	Total assessment and interest due	$ 26,206

D. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as C above) $ 26,206

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 21st day of OCT, 20 20.

FORDHAM FINANCIAL MANAGEMENT, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning *1-1-2020* and ending *6-30-2020*

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *19 251 382*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   *19 251 382*

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.   *2528*

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   *248 941*

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   *2165 168*

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ *622*

Enter the greater of line (i) or (ii)   *249*

Total deductions   *2416 586*

2d. SIPC Net Operating Revenues $ *16 834 496*

2e. General Assessment @ .0015 $ *25 252*

(to page 1, line 2.A.)

2

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22******************ALL FOR AADC 100
38622 FINRA DEC
FORDHAM FINANCIAL MANAGEMENT INC
17 BATTERY PL STE 643
NEW YORK, NY 10004-1137

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard J Adams
1-212-732-8500

2. A. General Assessment (item 2e from page 2)		$ 105 544
B. Less payment made with SIPC-6 filed (exclude interest) 10-21-20 Date Paid		(25 252)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		80 292
E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 80 292
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐ Total (must be same as F above)	$ 80 292	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fordham Financial Management
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of FEB, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ __72 961 236__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

2597875

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __596__

      Enter the greater of line (i) or (ii)

596

      Total deductions

2598 471

2d. SIPC Net Operating Revenues

$ __70 362 765__

2e. General Assessment @ .0015

$ __105 544__

(To page 1, line 2.A.)

2